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Conectiv Bethlehem Inc. Balance Sheet (Dollars in Millions) Unaudited
Actual June 30, 2005
ASSETS

Current Assets
Cash and cash equivalents	*
Accounts receivable to associated companies	*
Taxes receivable	*
Inventories fuel and materials	*
Other	*
*

Property, Plant and Equipment
Property, plant and equipment	*
Less accumulated depreciation	*
*
Construction work-in-progress	*
*

Total Assets	*

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Accounts payable	*
Interest accrued	*
*

Note Payable to Conectiv Energy Holding	*

Deferred Credits
Deferred income taxes	*
*

Note Payable to Conectiv Energy Holding	*

Capitalization
Common stock	*
Additional paid-in capital	*
Retained earnings	*
Total equity	*

Total capitalization	*

Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.